Exhibit 21.01

Subsidiaries of the Company

America's Drive-in Corp., a Kansas corporation
Sonic Community Development, Inc., an Oklahoma corporation
Sonic Industries Inc., an Oklahoma corporation
Sonic Property Development, L.L.C., an Oklahoma limited liability company
Sonic Restaurants, Inc., an Oklahoma corporation
Sonic Technology Fund, L.L.C., an Oklahoma limited liability company
Sonic Value Card, L.L.C., a Virginia limited liability company
SPOTlight, LLC, an Oklahoma limited liability company

Sonic Restaurants, Inc. or America’s Drive-In Corp. owns the majority interest in 623 partnerships and limited liability companies, each of which operates a Sonic Drive-In restaurant. The names of those 623 majority-owned entities have been omitted.